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COMPUTATION OF RATIOS                                              EXHIBIT 12.1

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Calculation of Earnings:
                                                                                            2001      2000         1999
                                                                                            ----      ----         ----

 Income from Continuing Operations before
   income taxes, minority interest, and gain on sale of assets and other provisions, net   86,866   130,330       114,639
 Less: Equity in earnings                                                                  (9,322)   (7,596)       (5,167)
 Add: Gain on sale of assets and other provisions, pre-tax                                  2,964    55,047        55,453
                                                                                         ---------------------------------
 Pre-tax income from continuing ops. before adjustment for minority interest and
   income from equity investees                                                            80,508   177,781       164,925

 Additions:
    Fixed Charges
      Interest Expense                                                                     82,547    98,348        89,057
      Capitalized Interest                                                                  6,221    12,367        26,485
      Amortized discounts or premium on debt                                                1,610     2,305         2,165
      Deferred Financing Costs                                                              1,069     1,841         1,915
                                                                                         ---------------------------------
                                                                                           91,447   114,861       119,622

(1) Amortization of Cap'd Int                                                               2,270     2,114         1,805
(2) Distributed income of equity investees                                                  9,322     7,596         5,167

    Subtractions:
      Capitalized Interest                                                                 (6,221)  (12,367)      (26,485)

                                                                                         ---------------------------------
    Adjusted Earnings                                                                     177,326   289,985       265,034
                                                                                         ---------------------------------

    Fixed Charges (from above)                                                             91,447   114,861       119,622
    Preferred Stock Dividends                                                              34,705    35,206        35,448

    Ratio of Earnings to Fixed Charges                                                       1.94      2.52          2.22

    Ratio of Earnings to Fixed Charges                                                       1.41      1.93          1.71
      and Preferred Stock Dividends

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(1) Represents an estimate of capitalized interest costs based on the Company's established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).

(2) Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions per the cash flow exceeded equity in earnings for each period.